SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

Repurchase Programme to neutralise 2025 share issuances for scrip dividend

Prudential plc (the "Company") announces that it will commence a share repurchase programme in respect of c. 2,200,000[1] ordinary shares of 5 pence each ("Ordinary Shares"), in the issued share capital of the Company (the "Programme").

The purpose of the Programme is to reduce the issued share capital of the Company to offset dilution from shares issued under the scrip dividend alternative in respect of the 2024 second interim dividend and the 2025 first interim dividend of 16.29 and 7.71 US cents per Ordinary Share, respectively. Based on the total number of Ordinary Shares in issue announced on 12 December 2025, the Programme approximates to 0.09% of the Company's issued share capital. The Directors consider the Programme to be in the best interests of the Company and of its shareholders generally. Given its small size, the implementation of the Programme is expected to marginally enhance earnings per share.

The Company intends to make further repurchases of its Ordinary Shares in future including in order to offset issuances under the scrip dividend scheme (if offered) and any expected dilution from the vesting of awards under employee and agent share schemes.  The Company will make further announcements in respect of any such repurchases in due course.

Detailed terms of the Programme

The Company has entered into an arrangement with Merrill Lynch International ("MLI") (acting as riskless principal) to conduct the repurchases in respect of the Programme on its behalf.

The arrangement with MLI enables the purchase of Ordinary Shares for a period from 15 December 2025, and will complete no later than 19 December 2025. The aggregate maximum pecuniary amount allocated to the Programme is GBP 31 million (exclusive of associated fees, expenses and stamp duty) (equivalent to HKD 322.2 million and USD 41.4 million, based on the closing exchange rate between USD and GBP and USD and HKD as of 12 December 2025 HKT).

MLI may effect purchases of Ordinary Shares under the Programme on the London Stock Exchange and/or other trading venues [2] for subsequent purchase by the Company. Purchases by the Company will be treated as on-exchange transactions subject to the Listing Rules of the London Stock Exchange and as on-market purchases for the purpose of  the Hong Kong Code on Share Buy-Backs. .The Company intends that any Ordinary Shares purchased will be cancelled.

The Programme will run concurrently with the US$500 million third and final tranche of the Company's US$2 billion share buyback programme, announced on 1 July 2025 and also being conducted by MLI (acting as riskless principal).

The Programme is in accordance with the Company's general authority to purchase a maximum of 262,668,701 Ordinary Shares granted by shareholders at the Company's 2025 Annual General Meeting. The Programme will be conducted within the parameters prescribed by the Market Abuse Regulation 596/2014/EU (as in force in the UK and as amended by the Market Abuse (Amendment) (EU Exit) Regulations 2019), the Commission Delegated Regulation 2016/1052/EU (as in force in the UK and as amended by the FCA's Technical Standards (Market Abuse Regulation) (EU Exit) Instrument 2019) and in accordance with Chapter 9 of the UK Listing Rules, the Hong Kong Listing Rules and the Hong Kong Code on Share Buy-backs. No purchase of Ordinary Shares will be conducted on the Hong Kong Stock Exchange. No repurchases will be made in respect of the Company's American Depositary Receipts.

The Company will make further announcements in due course following any repurchase of shares. There is no guarantee that the Programme will be implemented in full or that any shares will be repurchased by the Company.
Additional information

About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Contact

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Ming Hau	+44 20 3977 9293
		Bosco Cheung	+852 2918 5499
		Tianjiao Yu	+852 2918 5487

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 December 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary